October 5, 2007

LNG Vessels for Sakhalin II Project Christened

On October 4, 2007, two 147,000 m^3 Moss-type LNG vessels being built for a joint venture established by Nippon Yusen Kabushiki Kaisha (NYK) and JSC Sovcomflot, a Russian state-owned shipping company, were christened Grand Elena and Grand Aniva at the Koyagi Plant of Mitsubishi Heavy Industries Ltd.'s Nagasaki Shipyard & Machinery Works. NYK president Koji Miyahara, representatives from Sakhalin Energy Investment Company Ltd. and JSC Sovcomflot, and the purchasers of the LNG, among others, attended the ceremony.

The two vessels will be employed in the Sakhalin II Project* over a 20-year contract term for LNG shipments from Sakhalin to various ports in Japan, Korea, and to Baja California, Mexico .

- Outline of Newly Built LNG Vessels

Names:	Grand Elena and Grand Aniva
Capacity:	147,000 m^3
Length Overall:	Approximately 277.00 meters
Breadth:	Approximately 49 meters
Gross Tonnage:	Approximately 122,000 tons
Shipyard:	Mitsubishi Heavy Industries, Ltd. Nagasaki Shipyard & Machinery

- Outline of Long-Term Charter Contract for Sakhalin II Project

Charterer:	Sakhalin Energy Investment Company Ltd. (stockholders: Gazprom, 50% + one share of stock; Shell, 27.5% - one share of stock; Mitsui & Co. Ltd., 12.5%; and Mitsubishi Corporation, 10%)
Shipowner:	Joint venture between NYK and JSC Sovcomflot (ownership: NYK, 60%; JSC Sovcomflot, 40%)
Term:	Twenty years after completion of respective vessels

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	(with two five-year extension options by the charterer; maximum length: 30 years)
Shipyard:	Mitsubishi Heavy Industries Ltd.
Completion Date:	Fourth quarter of 2007

* The Sakhalin II Project is conducted by Sakhalin Energy Investment Company Ltd. under a Production Sharing Agreement (PSA) with the Russian Federation for development of the Piltun-Astokhskoye and Lunskoye oil and gas fields located northeast off Sakhalin Island and production of hydrocarbons from these fields.

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 740 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 140 containerships, 270 bulk carriers, 50 wood-chip carriers, 110 car carriers, 25 reefer carriers, 70 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2006 was $18 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

NYK LINE News Release NYK LOGISTICS

October 12, 2007

NYK Logistics (China) Co. Ltd. Upgrades Three Offices

In order to address the diversified logistics needs in China, NYK Logistics (China) Co. Ltd, a wholly owned subsidiary of NYK, recently gained the approval from China's local Administration for Industry and Commerce to upgrade the company's Dalian, Suzhou, and Ningbo representative offices to branch offices.

Since setting up NYK Logistics (China) Co. Ltd. in 2000, a number of branch and representative offices have been opened. After this upgrade, NYK Logistics (China) Co. Ltd. will have 16 business footholds, the Shanghai head office; branch offices in Tianjin, Qingdao, Fuzhou, Xiamen, Guangzhou, Dalian, Suzhou, and Ningbo; and representative offices in Shenyang, Nanjing, Wuxi, Nantong, Wuhan, Xiangfan, and Beijing.

NYK intends to further expand its logistics services by improving customer service and taking full advantage of the domestic and international networks that make up the entire NYK Group.

New branch offices:

NYK Logistics (China) Co. Ltd., Dalian Branch (established 27 August 2007)
Room 2202, Liaoning Times Building, No. 7 Gangwan Street, Zhongshan District, 116001
Tel : 86-411-82798748
Fax: 86-411-82798750

NYK Logistics (China) Co. Ltd., Suzhou Branch (established 24 August 2007)
4th Floor, Waiyun Building, No. 748 Chang Jiang Road, New District, Suzhou, 215129
Tel : 86-512-66652886
Fax: 86-512-66652887

NYK Logistics (China) Co. Ltd., Ningbo Branch (established 14 September 2007)
7th Floor, Xin Yuan Hotel Office Building, No. 188 Jie Fang Road (south), Ningbo, 315000

Tel : 86-574-87196783
Fax: 86-574-87197974

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 740 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 140 containerships, 270 bulk carriers, 50 wood-chip carriers, 110 car carriers, 25 reefer carriers, 70 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2006 was $18 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

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